03 JAN 15 AM 8:01

Grupo Dataflux, S.A. de C.V.

03003229

Date: January 13th, 2003

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, RM. 3099
Mail Stops 3-7
Washington D.C. 20549
FAX: (202) 942-9624

Re: Grupo Dataflux, S.A. de C.V. No. 82-4899

Dear Sirs:

Find attached 1 press release submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Grupo Dataflux, S.A. de C.V. claims exemption under Rule 12g3-2(b) number 82-4899.

Sincerely,

Adrián González
Grupo Dataflux
Investor Relations

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

dlw 1/23

Dataflux

CNCI UNIVERSITY TO START OPERATIONS OF MEXICO CITY CAMPUS ON JANUARY 20th 2003

Monterrey, Mexico, January 13, 2003 — Grupo Dataflux, S.A. de C.V. (BMV: Dataflx B, ADR I: GDFXY), the Education Services company with the largest geographical reach in Mexico, announced today that its subsidiary "Universidad CNCI" is ready to start operations on January 30th, 2003.

The Mexico City Campus (the Polanco Campus) will provide degrees in Accounting, Management, Graphic Design, Education and Management Information Systems. These will be based on quarterly terms and flexible payment schedules.

Mr. Gilberto Caballero, CNCI's General Director said "The CNCI University will start with a strong Information Systems curricula, and all professors are required to have a Masters Degree in order to be part of our faculty".

Additionally the CNCI University announced that all its College Locations now have the Mexican Education Ministry (SEP) approval. The CNCI University currently run 13 College locations, 81 locations dedicated to Technical Training careers and programs and a University campus.

With the exception of historical information, the matters discussed in this press release are forward-looking statements.

<u>Company Profile</u>
Grupo Dataflux, S.A. de C.V. (BMV: Dataflx B) is a Mexican Education and Information Services company whose core holdings are Universidad CNCI, the Education network with the largest geographical reach in Mexico and Todito.com, a leading Spanish language Internet portal and marketplace targeting North American Spanish-speakers. It also offers PCs and peripherals distribution services in Colombia.

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Investor and Press Inquiries
Celestina Aguilar, Celestina_aguilar@dataflux.com.mx, Tel: 818.221.2000, Fax: 818.221.2091